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                                   UNITED STATES SECURITIES AND EXCHANGE COMMISSION                        OMB APPROVAL
                                                                                                    ----------------------------
- --------                                         Washington, D.C. 20549                           OMB Number         3235-0287
FORM 4                                                                                              Expires:   December 31, 2001
- --------                               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP               Estimated average burden
                                                                                                    hours per response. . . .0.5
                                                                                                    ----------------------------

[ ] Check this box if no     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the
    longer subject to        Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
    Section 16. Form 4 or
    Form 5 obligations
    may continue.
    See Instruction 1(b).

- ----------------------------------------------------------------------------------------------------------------------------------
1. Name and Address of Reporting | 2. Issuer Name and Ticker or  Trading Symbol | 6. Relationship of Reporting Person(s) to Issuer
   Person*                       |                                              |        (Check all applicable)
                                 |                                              |
                                 |                                              |  [ ] Director              [X] 10% Owner
   Marino    David      N.       |MicroTel International, Inc. OTC.BB: "MCTL.OB"|  [ ]  Officer (give        [ ] Other (specify
- ------------------------------------------------------------------------------|                 title below)            below)
  (Last)       (First)  (Middle) | 3. IRS or Social Security| 4. Statement for  |
                                 |    Number of Reporting   |    Month/Year     |
                                 |    Person (Voluntary)    |                   |
c/o Orbit II Partners, L.P.      |                          |      6/00         |        ----------------------------------------
    2 Rector Street, 16th Floor  |                          |-----------------------------------------------------------------------
- -------------------------------|                          | 5.If Amendment,   | 7. Individual or Joint/Group Filing
           (Street)              |                          |   Date of Original|    (Check Applicable Line)
                                 |                          |    (Month/Year)   |    [X] Form filed by One Reporting Person
New York     New York     10006  |                          |                   |    [ ] Filed by More than One Reporting Person
- ----------------------------------------------------------------------------------------------------------------------------------
 (City)     (State)        Zip)  | Table 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
- ----------------------------------------------------------------------------------------------------------------------------------
1. Title of Security          | 2. Trans-| 3. Trans-    | 4. Securities Acquired     | 5. Amount of   | 6. Owner-   |7. Nature
   (Instr. 3)                 |    action|    action    |    (A) or Disposed of (D)  |    Securities  |    ship     |   of In-
                              |    Date  |    Code      |    (Instr.3, 4 and 5)      |    Beneficially|    Form:    |   direct
                              |   (Month/|    (Instr. 8)|                            |    Owned at    |    Direct   |   Beneficial
                              |    Day/  |-----------------------------------------  |    End of Month|    (D) or   |   Owner-
                              |    Year) |         |    |         |  (A) or |        |                |    Indirect |   ship
                              |          |  Code   | V  |  Amount |  (D)    | Price  |   (Instr.3     |    (I)      |
                              |          |         |    |         |         |        |    and 4)      |    (Instr.4)|   (Instr.4)
- ----------------------------------------------------------------------------------------------------------------------------------
                              |          |         |    |         |         |        |                |             |
Common Stock                  | 06/06/00 |    S    |    | 10,000  |   (D)   | $0.75  |                |     (I)     |     (1)
- ----------------------------------------------------------------------------------------------------------------------------------
                              |          |         |    |         |         |        |                |             |
Common Stock                  | 06/28/00 |    P    |    |  7,500  |   (A)   |$0.53125|                |     (I)     |     (1)
- ----------------------------------------------------------------------------------------------------------------------------------
                              |          |         |    |         |         |        |                |             |
Common Stock                  | 06/29/00 |    P    |    | 10,000  |   (A)   |$0.53125|                |     (I)     |     (1)
- ----------------------------------------------------------------------------------------------------------------------------------
                              |          |         |    |         |         |        |                |             |
Common Stock                  |          |         |    |         |         |        |   2,674,185    |     (I)     |     (1)
- ----------------------------------------------------------------------------------------------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

(1)  These securities are owned by Orbit II Partners, L.P., a limited partnership formed under the laws of the State of Delaware
     ("Orbit II").  The Reporting Person is a Managing General Partner of Orbit II.
                                                                                                                             (Over)
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FORM 4  (continued)      Table  II  -  Derivative   Securities  Acquired, Disposed of, or Beneficially Owned
                         (e.g., puts, calls, warrants, options, convertible securities)

- ----------------------------------------------------------------------------------------------------------------------------------
1.Title of   |2.Conver- |3.Transac-|4.Transac-|5.Number   |6. Date Exer-|7.Title and    |8.Price |9.Number   |10.Owner- |11.Nature
  Derivative |  sion or |  tion    |  tion    |  of Der-  |   cisable   |  Amount of    |  of    |  of Deriv-| ship     |   of
  Security   |  Exercise|  Date    |  Code    |  ivative  |   and Exp-  |  Underlying   |  Deriv-|  ative    | Form of  |   Indirect
  (Instr. 3) |  Price of|          | (Instr.8)|  Securi-  |   iration   |  Securities   |  ative |  Secur-   | Deriv-   |   Benefi-
             |  Deriv-  |  (Month/ |          |  ities    |   Date      |  (Instr.3     |  Secur-|  ities    | ative    |   cial
             |  ative   |  Day/    |          |  Acquired |   (Month/   |  and 4)       |  ity   |  Bene-    | Security:|   Owner-
             |  Security|  Year)   |          |  (A) or   |   Day/Year) |               | (Instr.|  ficially | Direct   |   ship
             |          |          |          |  Disposed |             |               |  5)    |  Owned    | (D) or   |  (Instr.4)
             |          |          |          |  of(D)    |-----------------------------|        |  at End   | Indirect |
             |          |          |          |  (Instr.3,|Date   |Expir|Title|Amount or|        |  of       | (I)      |
             |          |          |          |  4 and 5):|Exer-  |ation|     |Number of|        |  Month    | (Instr.4)|
             |          |          |----------------------|cisable|Date |     |Shares   |        | (Instr.4) |          |
             |          |          | Code | V | (A) | (D) |       |     |     |         |        |           |          |
- --------------------------------------------------------------------------------------------------------------------------------
             |          |          |      |   |     |     |       |      |Common|        |       |           |          |
Warrants     |  $1.00   | 6/20/00  | J(2) |   | (2) |     |06/20/ |11/25/|Stock | 43,125 |       |  43,125   |   (I)    |    (3)
             |          |          |      |   |     |     | 00    | 01   |      |        |       |           |          |
- ----------------------------------------------------------------------------------------------------------------------------------
Series A     |          |          |      |    |     |     |12/23/ |5/22/ |Common|         |     |           |          |
Preferred    |    (4)   | 6/20/00  | C    |    |     |34.5 | 99    |03(4) |Stock |1,743,285|     |           |   (I)    |    (3)
Stock        |          |          |      |    |     |(4)  |       |      |      |         |     |           |          |
- ----------------------------------------------------------------------------------------------------------------------------------
             |          |          |      |   |     |     |12/23/ |12/23/|Common|          |     |           |          |
Warrant      |  $0.25   | 6/20/00  | X    |   |     | (5) | 99    | 02   |Stock |   172,500|     |           |   (I)    |    (3)
- ----------------------------------------------------------------------------------------------------------------------------------
             |          |          |      |   |     |     |01/01/ |6/30/ |Common|          |     |           |          |
Warrant      |  $0.75   | 6/30/00  | J(6) |   |     | (6) | 99    | 00   |Stock |   150,000|     |           |   (I)    |    (6)
- ----------------------------------------------------------------------------------------------------------------------------------
             |          |          |      |   |     |     |       |     |     |            |     |           |          |
             |          |          |      |   |     |     |       |     |     |            |     |           |          |
- ----------------------------------------------------------------------------------------------------------------------------------

                                                                                 /s/ David N. Marino                   7/6/00
                                                                               ----------------------------------  -----------------
                                                                                     David N. Marino                    Date
                                                                               **Signature of Reporting Person
Explanation of Responses:


**Intentional misstatements or omissions of facts constitute
  Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

(2)  Orbit II acquired from the Issuer warrants to purchase 43,125 shares of Common Stock as consideration for Orbit II's agreement to exercise certain warrants owned by Orbit II Partners.  See note (3) below.

(3)  These securities were owned by Orbit II.  The Reporting Person is a Managing General Partner of Orbit II.

(4)  Each share of Series A Preferred Stock was converted into 50,530 shares of Common Stock (or an aggregate of 1,743,285 shares of Common Stock) pursuant to the terms of the Series A Preferred Stock.

(5)  Orbit II exercised warrants to purchase 172,500 shares of Common Stock at an exercise price equal to $0.25 per share.

(6)  Warrants to purchase 150,000 shares of Common Stock expired unexercised.  These warrants were owned by OTAF, LLC, a limited liability company ("OTAF").  The Reporting Person is an Administrative Member of OTAF.

Note: File three copies of this Form, one of which must be manually signed.  If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information  contained in this form are not required to respond unless the form  displays a currently valid OMB Number.

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